

December 14, 2012

<u>Via E-mail</u>
Mr. Matthew Harris
Chief Executive Officer
Lenco Mobile Inc.
2025 First Avenue, Suite 320
Seattle, WA 98121

  **Re: Lenco Mobile Inc.**
    **Form 10-K for the fiscal year ended December 31, 2011**
    **Filed June 22, 2012**
    **Form 8-K/A, dated December 23, 2011**
    **Filed February 23, 2012**
    **File No. 000-53830**

Dear Mr. Harris:

  We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Report of Independent Registered Public Accounting Firm, pages 39 and 40</u>

1. We note your predecessor auditors of your 2010 and 2009 financial statements have included, on pages 39 and 40, scope exceptions in their audit reports with regard to the adjustments to record the effects of the discontinued operations.  Tell us if your successor auditor audited the adjustments to record the discontinued operations within your prior period financial statements that were audited by your predecessor auditors.  If so, please have your auditor explain to us the consideration given to the guidance provided by the PCAOB Staff Questions and Answers, "Successor Auditor Audits the Adjustments to Prior-Period Financial Statements", Questions 4 and 5.

Note 2 – Discontinued Operations, page 51

2.  We note from the third paragraph of page 51 that RadioLoyalty has agreed to pay you a sum of cash for your broadcast media operations based upon 3.5% of the revenues recognized by RadioLoyalty from November 1, 2011 to November 1, 2014. Refer to ASC 205-20-45-1 and explain to us your consideration of whether your retention of risk and your apparent continuing interest in future cash flows from your broadcast media operations should impact your ability to present your broadcast media operations as a discontinued operation.

3.  It is unclear to us how the first table on page 52 relates to your previously reported historical results of operations. For instance, we note you reported in your December 31, 2010 Form 10-K revenues for the years ended December 31, 2010 and 2009 of $8,357,331 and $9,336,791, respectively, which differ materially from the comparable disclosed amounts of $15,949,845 and $12,226,488. Please advise us and reconcile your disclosure.

Note 6 – Business Acquisitions

Acquisition of iLoop Mobile Inc., page 54

4.  We note that you used liquidation preference as the fair value of the Series B1 and B2 preferred shares issued in the acquisition of iLoop Mobile, Inc. It is unclear to us how the net tangible assets of Lenco Mobile, Inc. at the acquisition date support such a methodology. Please advise us. Tell us how you determined that the nominal liquidation preference of your Series B1 and B2 preferred shares represent the price that would be received if the Series B1 and B2 preferred shares were sold in an orderly transaction between market participants at the measurement date.

Acquisition of Jetcast, Inc., page 55

5.  Tell us the date upon which you gained control over Jetcast, Inc. and how you determined the value of the 4,001,235 unregistered common shares issued as consideration for the acquisition. Reconcile the per share value used to the trading price for your common shares on the Jetcast, Inc. acquisition date.

Item 9A, Management's Annual report of Assessment of Internal Control over Financial Reporting, page 73

6.  We note that management discloses in the fourth paragraph of page 73 that it did not complete its assessment of the effectiveness of internal control over financial reporting. Please complete and provide such an assessment of the effectiveness of internal control over financial reporting and the related attestation report of your registered public accounting firm, as required by Item 308 of Regulation S-K.

Form 8-K/A, dated December 23, 2011, filed February 23, 2012

7. Please amend to include the interim financial statements of iLoop, Inc. as required by Item 9.02(a)(1) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director

cc:    Via E-mail
       Christopher Stanton, General Counsel